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                                                                   EXHIBIT 23.9

October 29, 1997

Mr. Larry Miller, Director
Investment Banking
Merrill Lynch
250 Vesey Street, 26th Floor
New York, NY 10281-1326

Dear Mr. Miller:

This is to confirm that, notwithstanding anything to the contrary contained in our report dated September 28, 1996 with respect to our appraisal, as of September 28, 1996, of the fee simple interest in The Elm Apartments, such report and the transmittal letter related thereto, as well as the name Robert Saia & Associates, may be included in and referred to in any offering document relating to the sale of related real estate or mortgage securities or participation interests to institutional investors.

Sincerely,

Robert Saia & Associates

/s/ Robert Saia
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Robert Saia